June 4, 2020

SEACOR Marine Holdings Inc.

Registration Statement on Form S-3

File No. 333-238308

Ms. Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Nguyen,

We note the receipt by SEACOR Marine Holdings Inc. (the “Company”) of the comment letter (the “Comment Letter”) dated May 29, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Registration Statement on Form S-3. On behalf of the Company, we hereby provide the response set forth below to the comment in the Comment Letter. As discussed with Irene Barberena-Meissner of the Staff, we intend on filing an amendment to the Registration Statement upon resolution of the comment, reflecting any agreed upon revisions to the disclosure.

Form S-3 filed May 15, 2020

General

1.

We note that the forum selection provision in Article XIV of your Third Amended and Restated By-Laws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges that the forum selection provision in Article XIV of its Third Amended and Restated By-Laws would not apply to suits arising under the Securities Exchange Act of 1934 and it further acknowledges that with respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the forum selection provision contained in the Company’s Third Amended and Restated By-Laws with respect to any such suit to be inapplicable or unenforceable in such action. The Company agrees that it will include in the base prospectus included in the Registration Statement, as well as in any future prospectus, the following risk factor disclosure:

Our Third Amended and Restated By-Laws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Third Amended and Restated By-Laws require that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Securities Exchange Act of 1934, but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Third Amended and Restated By-Laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule that such a provision is inapplicable or unenforceable.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5301.

Sincerely,

/s/ Brett Nadritch

Brett Nadritch

cc: Securities and Exchange Commission:

Irene Barberena-Meissner

SEACOR Marine Holdings Inc.

Jesús Llorca

Andrew H. Everett II